UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-10-4
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                       Great Neck, NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2003
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          CUSIP NO.:29089V 10                             Page 2
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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Howard Waltman
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 336,332 post-split
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                             336,332 post split
                                    --------------------------------------------
                     10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             336,332 post split
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

                          CUSIP NO.:29089V 10 4                          PAGE 3



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE,AND THE SIGNATURE ATTESTATION.

                          CUSIP NO.:29089V 10                            PAGE 4

This entire Schedule 13D gives retroactive effect to a planned one-for-40 reverse stock split. See item 4.

Item 1.   Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background


                (a)     Howard Waltman

                (b)     870 United Nations Plaza, Apt. 10F, New York, NY 10017

                (c)     Mr. Waltman is a director of the Issuer.
                        He is a private investor for a family
                        limited liability corporation.

                (d)     Not applicable

                (e)     Not applicable

                (f)     U.S.A.



Item 3.  Source and Amount of Funds or Other Consideration

          Mr. Waltman purchased 250,000 post-split shares of Common Stock with his own personal funds.

Item 4.  Purpose of Transactions

          Mr. Waltman has no plans or proposals which would relate to or would result in the occurrence of (a) - (j), except as follows:

          In June 2003, the Issuer completed a private placement of $1,000,000 of its subordinated promissory notes (the "Notes"). The terms of the offering and the Notes are summarized as follows:

               o 50 Units were offered on a "best efforts" basis at a purchase price of $20,000 per Unit with each Unit consisting of a Subordinated Promissory Note in the principal amount of $20,000;

               o The Notes shall be subordinated to all institutional leasing and other types of senior indebtedness, both current indebtedness and indebtedness incurred in the future;

               o Interest shall be at a rate of 6% per annum payable at the earlier of maturity, conversion or redemption. Interest shall retroactively increase to 12% per annum if the Stockholder Matter as defined below is not approved by August 7, 2003;

               o If the Stockholder Matter is not approved by August 7, 2003, the Notes shall be prepayable at the option of the Issuer at 110% of the face value and a security interest in all the assets of the Issuer shall be given to all Note holders to the extent permitted by law and subject to the priority liens of holders of senior indebtedness;

               o The convertibility of the Notes is subject to stockholder approval of a one-for-40 Reverse Stock Split and a proportionate increase in the par value of Emergent's Common Stock from $.001 per share to a new par value of $.04 per share (collectively herein referred to as the "Stockholder Matter").

               o In the event stockholders approve the Stockholder Matter, the Notes shall automatically convert into Common Stock on the effective date of the Reverse Stock Split at the conversion rate of $2.00 of principal into five post-split shares of Common Stock (equivalent to 100 pre-split shares of Common Stock); and

               o Interest on the Notes will be payable in cash unless an affirmative election is made by the Note holders to receive Common Stock in lieu thereof at a conversion price that will be no lower than the conversion rate.

          Of the $1,000,000 raised, $100,000 was invested by Howard Waltman.

          Emergent intends to promptly file an Information Statement with the Securities and Exchange Commission with respect to the Stockholder Matter. It is anticipated that the Information Statement will be mailed to stockholders on or about July 14, 2003 and that stockholders consisting of its officers and directors holding at least a majority of the outstanding shares of Common Stock of Emergent will submit to the Secretary of Emergent their consent to the Stockholder Matter on or about August 4, 2003. It is also expected that the reverse stock split will become effective on the close of business on August 29, 2003.

          This entire Schedule 13D gives retroactive effect to the one-for-40 reverse stock split as if the stock split was completed as of the filing date of this Schedule 13D.

                          CUSIP NO.:29089V 10 4                           PAGE 5

Item 5.  Interest in Securities of the Issuer

          (a) - (b) As of June 27, 2003, the Issuer has 4,183,946 post-split shares issued and outstanding, after giving effect to the reverse stock split described in Item 4. Of the 4,183,946 shares outstanding, 336,332 shares or 7.9% of the outstanding shares are owned beneficially by Mr. Waltman. Mr. Waltman has the sole power to vote and dispose of the 336,332 shares, which includes 11,332 shares owned by his family in the name of THW Group LLC, over which Mr. Waltman exercises voting and investment control.

          (c) Reference is made to the description of transactions described in
Item 3.

          (d) - (e) Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          None.

Item 7.  Materials to be filed as Exhibits

          None

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2003

Reporting Person: Howard Waltman


Signature:                 /s/ Howard Waltman
                           --------------------------------------------
                            Howard Waltman